October 5, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell and Tim Buchmiller

Re:	Shattuck Labs, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 10, 2020
CIK No. 0001680367

and

Shattuck Labs, Inc.
Registration Statement on Form S-1
Filed September 18, 2020
File No. 333-248918

Ladies and Gentlemen:

On behalf of Shattuck Labs, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated September 18, 2020 (the “September Comment Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on September 10, 2020, and in your letter, dated October 1, 2020 (the “October Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, filed on September 18, 2020. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our responses correspond to the page numbers of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed today.

Amendment No. 1 to Draft Registration Statement on Form S-1

Clinical Development Strategy, page 116

1.

We note your disclosure that you believe that ovarian cancer represents a “first-in-class opportunity in an indication that lacks effective treatment options.” Please remove the term “first-in-class” and any other disclosure that states or implies that your product candidates will be the first approved treatments for an indication.

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Amendment to remove the term “first-in-class.”

U.S. Securities and Exchange Commission

October 5, 2020

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimating the Fair Value of Common Stock, page 97

1.

Please expand your discussion of stock-based compensation to include relevant information provided in your response letter dated September 25, 2020, particularly the methods and key assumptions used to determine your valuations in July and August 2020 and those factors that caused these fair values to increase from $31.98 per share to $53.50 per share, as well as the subsequent factors that led to the increase in value inherent in the estimated offering range. In addition, expand Note 10 on page F-40 to provide information for stock options granted after June 30, 2020, consistent with your disclosure in Note 7 beginning on F-37 supporting stock options previously granted in 2020.

In response to the Staff’s comments, the Company has revised its disclosure on pages 97 to 98 and F-41 to F-42 of the Amendment to add the requested disclosure.

Furthermore, consistent with our prior discussion with the Staff, we advise that the fair value of the Company’s common stock as of August 31, 2020 of $53.50 per share that was determined by an independent third-party valuation (the “Third-Party Valuation”) and disclosed in the Company’s supplemental letter in response to comments from the Staff dated as of September 25, 2020 was reported in error and the actual fair value of the Company’s common stock as of August 31, 2020 contained in the Third-Party Valuation was $47.46 per share.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Taylor Schreiber, Shattuck Labs, Inc.

Erin Ator Thomson, Shattuck Labs, Inc.

Branden C. Berns, Gibson, Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

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